

November 3, 2014

Via E-mail
Ronald L. Stotish
Chief Executive Officer
AquaBounty Technologies, Inc.
Two Clock Tower Place, Suite 395
Maynard, MA 01754

     Re: AquaBounty Technologies, Inc.
              Amendment No. 4 to Form 10-12B
              Filed October 24, 2014
              File No. 001-36426

Dear Mr. Stotish:

We have reviewed your responses to the comments in our letter dated October 6, 2014 and have the following additional comments.

Item 1. Business, page 3

Regulatory Environment, page 8

Other Regulatory Approvals, page 11

1. You disclose that you currently have all regulatory approvals necessary to operate your demonstration farm in Panama, and you are in compliance in all material respects with all permits necessary to operate that facility. Please reconcile this disclosure here with media accounts that you recently were fined for repeated violations of Panamanian regulations related to your required permits. Please discuss these violations in detail, including the remediation measures that were taken and the potential impact they may have on your business, if any. Please also provide us, if available, with an English language translation of the Panama regulatory order.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via-Email
        Bradley C. Brasser, Esq.
        Jones Day